

August 3, 2023

Jonathan P. Myers
Chief Executive Officer
Qomolangma Acquisition Corp.
1178 Broadway, 3rd Floor
New York, NY 10010

>   **Re: Qomolangma Acquisition Corp.**
>   **Form 10-K for the Fiscal Year ended December 31, 2022**
>   **Filed April 7, 2023**
>   **File No. 001-41518**

Dear Jonathan P. Myers:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year ended December 31, 2022

Risk Factors, page 16

1. We note that you provided risk factor disclosures in the Proxy Statement that you filed on June 13, 2023, to explain that you may be considered a "foreign person" under the regulations administered by the Committee on Foreign Investment in the United States (CFIUS), because your Sponsor is controlled by and has substantial ties with non-U.S. persons, and to discuss various risks associated with this designation.

   We believe that you should provide similar risk factor disclosures in your periodic reports, having a clear focus on the prospect of completing your initial business combination and the concerns referenced in each of the following points.

   • Discuss the risk to investors that you may not be able to complete an initial business combination with a U.S. target company if the transaction becomes subject to review by a U.S. government entity, such as the Committee on Foreign Investment in the

United States (CFIUS), or ultimately prohibited.

- Explain that as a result, the pool of potential targets with which you could complete an initial business combination may be limited.

- Explain that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate.

- Discuss the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants that would expire worthless.

Please submit the disclosures that you propose to include in your periodic reports.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Gus Rodriguez, Staff Accountant at (202) 551-3752, or Karl Hiller, Branch Chief, at (202) 551-3686 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation